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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4
                        (Amendment No. 1/Final Amendment)
                          Issuer Tender Offer Statement
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)


                           FRISCH'S RESTAURANTS, INC.
                           --------------------------
                  (Name of Issuer and Person Filing Statement)

                           Common Stock, No Par Value
                           --------------------------
                         (Title of Class of Securities)

                                   358748 10 1
                           --------------------------
                      (CUSIP Number of Class of Securities)

                                 CRAIG F. MAIER
                      President and Chief Executive Officer
                           Frisch's Restaurants, Inc.
                               2800 Gilbert Avenue
                             Cincinnati, Ohio 45206
                                 (513) 559-5104
      --------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of the Person Filing Statement)

                                    Copy To:
                             JAMES R. CUMMINS, ESQ.
                       Brown, Cummins & Brown Co., L.P.A.
                        3500 Carew Tower, 441 Vine Street
                             Cincinnati, Ohio 45202
                                 (513) 381-2121

                                  July 14, 1997
      --------------------------------------------------------------------
     (Date Tender Offer First Published, Sent or Given to Security Holders)



                            Calculation of Filing Fee

-----------------------------------------------------------------------------------------------------
                          Transaction Valuation*               Amount of Filing Fee
                                $17,000,000                              $3,400
-----------------------------------------------------------------------------------------------------

* Assumes the purchase of 1,000,000 Shares at the maximum tender offer price per Share of $17.00.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:                     $3,400
Form or Registration No.:                   Schedule 13E-4
Filing Party:                               Frisch's Restaurants, Inc.
Date Filed:                                 July 14, 1997




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         This Amendment No. 1 amends and supplements the Issuer Tender Offer
Statement on Schedule 13E-4 (the "Statement") originally filed on July 14, 1997 by Frisch's Restaurants, Inc., an Ohio corporation (the "Company"), relating to the offer by the Company to purchase up to 1,000,000 shares of common stock, no par value (the "Shares"), of the Company at prices, net to the seller in cash, not greater than $17.00 nor less than $15.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 14, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which are herein collectively referred to as the "Offer"), copies of which were previously filed as Exhibits 99(a)(1) and 99(a)(2), respectively, to this Statement. This Amendment to the Schedule 13E-4 constitutes the final amendment to the Schedule 13E-4 pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended, and General Instruction (D) to Schedule 13E-4.

ITEM 8.           ADDITIONAL INFORMATION.

                  Item 8(e) is hereby supplemented and amended as follows:

                  The Offer expired at 12:00 Midnight, Eastern Daylight Savings time, on August 8, 1997. Pursuant to the Offer, the Company accepted for purchase 1,142,966 Shares (approximately 15.99% of all Shares outstanding prior to the commencement of the Offer) at a price of $15.00 per share. As permitted by the terms of the Offer, the Company increased the number of shares to be purchased by 142,966 Shares. Since 1,212,479 Shares were tendered at $15.00 per Share, there was proration among shareholders tendering at that price, with adjustments to avoid purchases of fractional shares. Shares tendered at prices greater than $15.00 and Shares not accepted because of proration (1,115,499 Shares) were not purchased.

ITEM 9.           MATERIAL TO BE FILED AS EXHIBITS.

                  99(a)(13)         Press Release dated August 11, 1997.
                  99(a)(14)         Press Release dated August 15, 1997.
                  99(b)(2)          Amendment dated August 15, 1997 to Star Bank
                                    Loan Agreement dated as of July 9, 1997.


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                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                     FRISCH'S RESTAURANTS, INC.


                                     By: /s/ CRAIG F. MAIER
                                        ----------------------------------------
                                           CRAIG F. MAIER
                                           President and Chief Executive Officer


Dated: August 15, 1997


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                                INDEX TO EXHIBITS


ITEM              DESCRIPTION                                                                                          PAGE

99(b)(2)          Amendment dated August 15, 1997 to Star Bank Loan Agreement dated as of July 9, 1997 ...................
99(a)(13)         Press Release dated August 11, 1997......................................................................
99(a)(14)         Press Release dated August 15, 1997......................................................................


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